                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                              DONNELLY CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    257870105
                                 (CUSIP Number)

                                J. BRIAN COLBURN
            EXECUTIVE VICE-PRESIDENT, SPECIAL PROJECTS AND SECRETARY
                            MAGNA INTERNATIONAL INC.
                                 337 MAGNA DRIVE
                             AURORA, ONTARIO L4G 7K1
                                 (905) 726-2462
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                                SCOTT M. FREEMAN
                         SIDLEY AUSTIN BROWN & WOOD LLP
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 839-5300

                                  JUNE 25, 2002
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 25780105             SCHEDULE 13D                  Page 2 of 12 Pages
------------------                                           ------------------


--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            STRONACH TRUST
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                                    (b)  /X/
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                             / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            ONTARIO, CANADA
--------------------------------------------------------------------------------
NUMBER OF               7         SOLE VOTING POWER         4,553,071
SHARES                  --------------------------------------------------------
BENEFICIALLY            8         SHARED VOTING POWER       NOT APPLICABLE
OWNED BY                --------------------------------------------------------
EACH                    9         SOLE DISPOSITIVE POWER    NOT APPLICABLE
REPORTING               --------------------------------------------------------
PERSON WITH             10        SHARED DISPOSITIVE POWER  NOT APPLICABLE
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,553,071
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            46%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

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CUSIP No. 25780105             SCHEDULE 13D                  Page 3 of 12 Pages
------------------                                           ------------------



--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             445327 ONTARIO LIMITED
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   / /
                                                                   (b)   /X/
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             ONTARIO, CANADA
--------------------------------------------------------------------------------
NUMBER OF                7       SOLE VOTING POWER            4,553,071
SHARES                   -------------------------------------------------------
BENEFICIALLY             8       SHARED VOTING POWER          NOT APPLICABLE
OWNED BY                 -------------------------------------------------------
EACH                     9       SOLE DISPOSITIVE POWER       NOT APPLICABLE
REPORTING                -------------------------------------------------------
PERSON WITH              10      SHARED DISPOSITIVE POWER     NOT APPLICABLE
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,553,071
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             46%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

------------------                                           ------------------
CUSIP No. 25780105             SCHEDULE 13D                  Page 4 of 12 Pages
------------------                                           ------------------



--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             MAGNA INTERNATIONAL INC.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  / /
                                                                   (b)  /X/
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             ONTARIO, CANADA
--------------------------------------------------------------------------------
NUMBER OF                7       SOLE VOTING POWER             4,553,071
SHARES                   -------------------------------------------------------
BENEFICIALLY             8       SHARED VOTING POWER           NOT APPLICABLE
OWNED BY                 -------------------------------------------------------
EACH                     9       SOLE DISPOSITIVE POWER        NOT APPLICABLE
REPORTING                -------------------------------------------------------
PERSON WITH              10      SHARED DISPOSITIVE POWER      NOT APPLICABLE
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,553,071
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             46%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

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CUSIP No. 25780105             SCHEDULE 13D                  Page 5 of 12 Pages
------------------                                           ------------------



ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to shares of Class A Common Stock, par value $.10 per share (the "Common Stock"), of Donnelly Corporation, a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 49 West Third Street, Holland, MI 49423-2813.


ITEM 2.           IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by each of the following persons:

                  (i) the Stronach Trust, a trust formed under the laws of Ontario, Canada;

                  (ii) 445327 Ontario Limited ("445327"), an Ontario, Canada corporation; and

                  (iii) Magna International Inc. ("Magna"), an Ontario, Canada corporation.

         (b) The principal business address of each of the Stronach Trust and 445327 is 14875 Bayview Avenue, R.R.#2, Aurora, Ontario, Canada, L4G 3C8. The principal business address of Magna is 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

         (c) The Stronach Trust is a family trust which owns all the outstanding shares of 445327. 445327 is a corporation which owns 726,629 Class B Shares, without par value ("Magna Class B Shares"), of Magna, such shares representing approximately 58% of the total votes carried by the total outstanding Class A Subordinate Voting Shares, without par value ("Magna Class A Shares"), of Magna and Magna Class B Shares.

                  Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia.

                  Set forth on Schedule A to this Schedule 13D is the name, business address and present principal occupation or employment for each director and executive officer of Magna pursuant to Item 2(a), (b) and (c), which schedule is incorporated herein by reference.

         (d)-(e) During the last five years, none of the Stronach Trust, 445327 or Magna or, to Magna's knowledge, any person named on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
                  (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


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CUSIP No. 25780105             SCHEDULE 13D                  Page 6 of 12 Pages
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         (f)      Set forth on Schedule A to this Schedule 13D is the
                  citizenship of each director and executive officer of Magna.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As an inducement for Magna to enter into the Merger Agreement (as defined in Item 4 below), certain shareholders of the Company, together with certain trusts primarily for their benefit and the benefit of their family members (the "Shareholders"), entered into a Shareholders' Agreement with Magna and Sub (as defined in Item 4 below) (the "Shareholders' Agreement"), pursuant to which the Shareholders agreed to vote their shares of Common Stock and shares of Class B Common Stock, par value $.10 per share ("Class B Common Stock" and, together with the Common Stock, the "Company Stock"), of the Company in favor of the Merger (as defined in Item 4 below) and the Merger Agreement and against certain other transactions, any amendment to the Company's Second Restated and Amended Articles of Incorporation, as amended, or Bylaws and certain agreements, and pursuant to which the Shareholders appointed Magna as their attorney and proxy to vote their shares of Company Stock. The Shareholders' Agreement also imposes on the Shareholders certain restrictions on transfers of Magna Class A Shares that they would receive in the Merger.

                  The Shareholders' Agreement covers 1,303,422 shares of Common Stock or approximately 19% of the outstanding shares of Common Stock and an additional 3,249,649 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Common Stock. Accordingly, Magna may be deemed to be the beneficial owner of 4,553,071 shares of Common Stock or approximately 46% of the outstanding shares of Common Stock, assuming the conversion of the 3,249,649 shares of Class B Common Stock owned or controlled by the Shareholders into Common Stock. In addition, such shares of Common Stock and Class B Common Stock represented, as of June 7, 2002, approximately 72% of the total voting power of all the outstanding shares of voting stock of the Company with respect to approval of the Merger. Magna did not and will not pay additional consideration to any Shareholder in connection with the execution and delivery of the Shareholders' Agreement beyond the consideration described in the Merger Agreement. Upon consummation of the Merger, each Shareholder will receive, in exchange for each share of Company Common Stock owned by such Shareholder, the same fraction of a Magna Class A Share as each other holder of shares of Company Common Stock (except with respect to shares of Company Common Stock held by Magna, Sub or any wholly owned subsidiary of Magna, Sub or the Company, which shall be cancelled without any consideration therefor). All percentages set forth on this Schedule 13D are based upon the number of shares of Company Common Stock outstanding as of June 7, 2002, as represented and warranted by the Company in the Merger Agreement.

                  References to, and descriptions of, the Merger, the Merger Agreement, the Shareholders' Agreement and the proxies as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholders' Agreement included as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

------------------                                           ------------------
CUSIP No. 25780105             SCHEDULE 13D                  Page 7 of 12 Pages
------------------                                           ------------------


ITEM 4.           PURPOSE OF TRANSACTION.

                  On June 25, 2002, Magna, Magna Mirrors Acquisition Corp., a Michigan corporation and a wholly owned subsidiary of Magna ("Sub"), and the Company executed a definitive Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of the Company by Magna pursuant to a merger of Sub with and into the Company (the "Merger"). As a result of the Merger, each outstanding share of Company Stock, other than shares held by Magna, Sub or any wholly owned subsidiary of Magna, Sub or the Company, will be converted into the right to receive a fraction of a Magna Class A Share and the Company will become a wholly owned subsidiary of Magna. As an inducement for Magna to enter into the Merger Agreement, the Shareholders entered into the Shareholders' Agreement described in Item 3 above.

                  At the effective time of the Merger, the directors of the Surviving Corporation shall be the current directors of Sub, each to hold office until his or her successor is duly elected and qualified, and the officers of the Surviving Corporation shall be the current officers of Sub, each to hold office until his or her successor is duly elected and qualified.

                  Upon the closing of the Merger, the Common Stock will be deregistered under the Exchange Act of 1934, as amended, and delisted from the New York Stock Exchange (the "NYSE"). If the Merger is consummated as planned, the Magna Class A Shares issuable in connection with the Merger will be authorized for listing on the NYSE and on The Toronto Stock Exchange, subject to official notice of issuance.

                  Other than as described or contemplated above, none of the Stronach Trust, 445327 or Magna has any current plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

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CUSIP No. 25780105             SCHEDULE 13D                  Page 8 of 12 Pages
------------------                                           ------------------



         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) In the Merger Agreement, the Company represented and warranted that, as of June 7, 2002, the Company had 6,563,493 shares of Common Stock issued and outstanding. As a result of the Shareholders' Agreement, each of Magna, the Stronach Trust and 445327 may be deemed to be the beneficial owner of 4,553,071 shares of Common Stock (the "Shares"). Such Shares constitute approximately 46% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of June 7, 2002, assuming the conversion of the 3,249,649 shares of Class B Common Stock owned or controlled by the Shareholders into Common Stock. Each of Magna, the Stronach Trust and 445327 may be deemed to have the sole power to vote or direct the vote of the Shares with respect to those matters described above. However, none of Magna, the Stronach Trust or 445327 has the power to dispose of or direct the disposition of the Shares and, other than the power to vote conferred by the Shareholders' Agreement, is not entitled to any rights as a shareholder of the Company as to the Shares and each disclaims any beneficial ownership of the Shares.

         (c) Except for entering into the Merger Agreement and related agreements, none of Magna, the Stronach Trust or 445327 has effected any transaction in the Common Stock during the past 60 days, and, to the best of Magna's knowledge, no person named in Schedule A has effected any transactions in the Common Stock during the past 60 days.

         (d) Except for the Shareholders, no other person is known to Magna, the Stronach Trust or 445327 to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  For a summary of the material provisions of the Shareholders' Agreement, please see Item 3. This summary is not intended to be complete and reference is made to the Shareholders' Agreement, included as Exhibit 99.2, for a complete description of the

------------------                                           ------------------
CUSIP No. 25780105             SCHEDULE 13D                  Page 9 of 12 Pages
------------------                                           ------------------


arrangements with respect to the Common Stock. The Shareholders' Agreement will terminate and be of no further force and effect upon a valid termination of the Merger Agreement pursuant to its terms.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 99.1      Agreement and Plan of Merger dated as
                                    of June 25, 2002, among Magna International
                                    Inc., an Ontario corporation, Magna Mirrors
                                    Acquisition Corp., a Michigan corporation, and Donnelly Corporation, a Michigan corporation.

                  Exhibit 99.2      Shareholders' Agreement dated as of
                                    June 25, 2002, among Magna International
                                    Inc., an Ontario corporation, Magna Mirrors
                                    Acquisition Corp., a Michigan corporation,
                                    Donnelly Export Corporation, a Michigan
                                    corporation, and the other persons listed on the signature pages thereof.

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CUSIP No. 25780105             SCHEDULE 13D                  Page 10 of 12 Pages
------------------                                           -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2002


                                       THE STRONACH TRUST


                                       By:  __________________________________
                                            Belinda Stronach
                                            Trustee

                                       445327 ONTARIO LIMITED


                                       By:  __________________________________
                                            Belinda Stronach
                                            Vice-President

                                       MAGNA INTERNATIONAL INC.


                                       By:  __________________________________
                                            Jeffrey O. Palmer
                                            Executive Vice-President

------------------                                           -------------------
CUSIP No. 25780105             SCHEDULE 13D                  Page 11 of 12 Pages
------------------                                           -------------------


                                   SCHEDULE A



NAME AND BUSINESS ADDRESS                  PRESENT PRINCIPAL OCCUPATION                         CITIZENSHIP
-------------------------                  ----------------------------                         -----------

Frank Stronach                             Partner, Stronach & Co.; Chairman of the Board       Canada/Austria
Magna-Strasse 1, 2552                      of Magna
Oberwaltersdorf, Austria

Manfred Gingl                              Chief Executive Officer, Tesma International         Canada/Austria
1000 Tesma Way                             Inc.; Executive Vice-Chairman of
Concord, Ontario                           Magna
Canada L4K 5R8

Siegfried Wolf                             President and Chief Executive Officer, Magna         Austria
Magna-Strasse 1, 2552                      Steyr; Executive Vice-Chairman of Magna
Oberwaltersdorf, Austria

Belinda Stronach*                          President and Chief Executive Officer of Magna       Canada

William G. Davis                           Counsel, Torys; Director of Magna                    Canada
Torys
Suite 3000
Maritime Life Tower
79 Wellington Street West
Toronto-Dominion Centre
Toronto, Ontario M5K 1N2

William H. Fike                            Consultant; Director of Magna                        United States
15630 Queensferry Drive
Ft. Myers, Florida 33912

Edward C. Lumley                           Vice-Chairman, BMO Nesbitt Burns; Director of        Canada
BMO Nesbitt Burns                          Magna
1 First Canadian Place
4th Floor
Toronto, Ontario M5X 1H3

Karlheinz Muhr                             Chairman and Chief Executive Officer, Volaris        Austria
Volaris Advisors                           Advisors; Director of Magna
10 E. 50th St., 29th Floor
New York, New York 10022

Gerhard Randa                              Chairman and Chief Executive Officer, Bank           Austria
Bank Austria AG                            Austria AG; Director of Magna
Vordere Zollamtssra(beta)e 13
A-1030 Vienna, Austria



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CUSIP No. 25780105             SCHEDULE 13D                  Page 12 of 12 Pages
------------------                                           -------------------


NAME AND BUSINESS ADDRESS                  PRESENT PRINCIPAL OCCUPATION                         CITIZENSHIP
-------------------------                  ----------------------------                         -----------


Donald Resnick                             Director of Magna                                    Canada
2727 Yonge Street, Apt. 614
Toronto, Ontario M4N 3R6

Royden R. Richardson                       President, RBQ Limited; Director of Magna            Canada
RBQ Limited
Royal Trust Tower, 38thFloor
77 King Street West
Toronto-Dominion Centre
Toronto, Ontario M5K 1H1

Franz Vranitzky                            Director of Magna                                    Austria
Westdeutsche Landesbank
Fuhrichgasse 8/TOP11
A-1010 Vienna, Austria

William J. Biggar*                         Executive Vice-President, Office of the CEO of       Canada
                                           Magna

David Carroll*                             Executive Vice-President, Marketing and              Canada
                                           Corporate Planning of Magna

J. Brian Colburn*                          Executive Vice-President, Special Projects and       Canada
                                           Secretary of Magna

Werner Czernohorsky*                       Executive Vice-President and Director of             Canada
                                           Internal Audit of Magna

Vincent J. Galifi*                         Executive Vice-President, Finance and Chief          Canada
                                           Financial Officer of Magna

Peter Koob*                                Executive Vice-President, Corporate Development      Canada
                                           of Magna

Jeffrey O. Palmer*                         Executive Vice-President of Magna                    Canada

Tom Skudutis*                              Executive Vice-President, Operations of Magna        Canada

-------------------
*The present principal business address for this person is c/o Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.